Exhibit 99.1

Bitfarms Announces Restatement of Previously Issued Financial Statements

This news release constitutes a “designated news release” for the purposes of the Company’s amended and restated prospectus supplement dated October 4, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (December 9, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms” or the “Company”), a global vertically integrated Bitcoin data center company, today announced that, in connection with the Securities and Exchange Commission’s (“SEC”) review of its annual report for the fiscal year ended December 31, 2023 (the “SEC Review”), and in consultation with its Audit Committee of the Board of Directors and management, the Company has determined that its previously issued consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 and the related management’s discussion and analysis for the year ended December 31, 2023, as well as the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 (such interim periods together with the fiscal years ended December 31, 2023 and 2022, the “Restatement Periods”) and the related management’s discussion and analysis for the three and nine months ended September 30, 2024, should be restated to correct a material error in the classification of proceeds derived from the sale of digital assets.

Shareholders and users of Bitfarms’ financial statements should note that the restatements are not a result of any change to its operations, business or financial operating performance for the periods being restated. For any and all of the Restatement Periods, there is no impact on the Company’s overall cash position or net cash flows.

Bitfarms previously categorized proceeds derived from the sale of digital assets as a cash flow from operating activities. In conjunction with the SEC review, it was determined that proceeds from the sale of digital assets should be classified as cash flow from investing activities. Due to the materiality of the error in classification, the Company is restating the financial statements for the Restatement Periods. In addition to the correction to the consolidated statements of cash flows, the Company is also restating its financials to adjust for an error in the accounting for the redemption of warrants in 2023.

A summary of the restatements is described in further detail in the tables set forth below (expressed in thousands of U.S. dollars). More details may be found in the revised financial statements and related revised management’s discussion and analyses, which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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Adjustments to consolidated statements of cash flows for the year ended December 31, 2022* - Restatement

	Year ended December 31,
	2022 (as reported)	Cash flow reclassification	2022 (as restated)

Cash flows from (used in) operating activities
Net loss	(175,644)	—	(175,644)
Adjustments for:			—
Proceeds from sale of digital assets earned	158,674	(158,674)	—
Net change in cash related to operating activities	36,250	(158,674)	(122,424)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets earned	—	158,674	158,674
Net change in cash related to investing activities	(155,011)	158,674	3,663

Adjustments to consolidated statements of cash flows for the year ended December 31, 2023* - Restatement

	Year ended December 31,
	2023 (as reported)	Cash flow reclassification	2023 warrants adjustment	2023 (as restated)

Cash flows from (used in) operating activities
Net loss	(104,036)	—	(4,886)	(108,922)
Adjustments for:
Net financial expenses	32,308	—	4,886	37,194
Proceeds from sale of digital assets earned	129,309	(129,309)	—	—
Net change in cash related to operating activities	23,598	(129,309)	—	(105,711)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets earned	—	129,309	—	129,309
Net change in cash related to investing activities	(58,343)	129,309	—	70,966

Adjustments to consolidated statements of financial position as of December 31, 2023* - Restatement

	As of December 31,	Adjustment	As of December 31,
	2023 (as reported)	2023 warrants adjustment	2023 (as restated)
Shareholders’ equity
Share capital	530,123	4,886	535,009
Contributed surplus	56,622	—	56,622
Revaluation surplus	2,941	—	2,941
Accumulated deficit	(294,924)	(4,886)	(299,810)
Total equity	294,762	—	294,762

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Adjustments to consolidated statements of profit or loss and comprehensive profit or loss for the year ended December 31, 2023* - Restatement

	Year ended December 31,
	2023 (as reported)	2023 warrants adjustment	2023 (as restated)

Operating loss	(72,129)	—	(72,129)
Net financial expenses	(32,308)	(4,886)	(37,194)
Net loss before income taxes	(104,437)	(4,886)	(109,323)
Income tax recovery	401	—	401
Net loss and total comprehensive loss	(104,036)	(4,886)	(108,922)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	9,242	—	9,242
Total comprehensive loss, net of tax	(94,794)	(4,886)	(99,680)
Loss per share
Basic and diluted	(0.40)	(0.02)	(0.42)
Weighted average number of common shares outstanding
Basic and diluted	262,237,117	—	262,237,117

Adjustments to interim consolidated statements of cash flows for the nine months ended September 30, 2023 and 2024* - Restatement

	Nine months ended September 30,			Nine months ended September 30,
	2024 (as reported)	Cash flow reclassification	2024 (as restated)	2023 (as reported)	Cash flow reclassification	2023 (as restated)

Cash flows from (used in) operating activities
Net loss	(69,228)	—	(69,228)	(46,877)	—	(46,877)
Adjustments for:
Proceeds from sale of digital assets	111,264	(111,264)	—	87,724	(87,724)	—
Net change in cash related to operating activities	14,104	(111,264)	(97,160)	10,028	(87,724)	(77,696)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets	—	111,264	111,264	—	87,724	87,724
Net change in cash related to investing activities	(268,862)	111,264	(157,598)	(35,373)	87,724	52,351

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Adjustments to consolidated statements of financial position as of September 30, 2024* - Restatement

	As of September 30,	Adjustment	As of September 30,
	2024 (as reported)	2023 warrants adjustment	2024 (as restated)
Shareholders’ equity
Share capital	796,751	4,886	801,637
Contributed surplus	63,785	—	63,785
Accumulated deficit	(351,823)	(4,886)	(356,709)
Revaluation surplus	3,311	—	3,311
Total equity	512,024	—	512,024

*	U.S. $ in thousands

The Company’s management has previously concluded that the Company had a material weakness in its internal control over financial reporting during the Restatement Periods. Management is in the process of implementing remediation measures to address the material weakness in respect of the errors described above.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development, and two under Hosting agreements, situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

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Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the impact of the Restatement, the filing of the Restated Financials and Restated MD&A, the Company’s plans to remediate the material weakness in its internal control over financial reporting and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: the pending SEC Review; the potential that additional restatements of the financial statements will be required; the potential that the Company identifies additional material weaknesses in its control over financial reporting; the ability of the Company to remediate known material weaknesses; the acquisition, construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine Bitcoin is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024 and the restated MD&A for the three and nine months ended September 30, 2024 filed on December 9, 2024. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, nor any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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